SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: February 2, 2007

Commission File No. 000-51047

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Acquisition of Kleimar N.V.

On February 2, 2007 NAV Holdings Limited (a wholly-owned subsidiary of Navios) entered into a Share Purchase Agreement with Sea-Invest N.V., Ghent Coal Terminal N.V., G.I.M.V. N.V., Mr. Herman Luyten, as sellers, and Frederic Staelens, as representative of the sellers to acquire all of the outstanding share capital of Kleimar N.V. for a purchase price of $165,600,000, subject to adjustment based on the cash position of Kleimar as of that date. It is anticipated that the net cash consideration paid for the shares would be approximately $140.3 million, after taking into account the cash retained on Kleimar’s balance sheet and certain proceeds from an asset sale triggered by the change in control of Kleimar. Kleimar also has outstanding debt of approximately $21.3 million.

Kleimar is a Belgian maritime transportation company established in 1993. Kleimar has 11 employees and is an owner and operator of capesize and panamax vessels used in transporting cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

The Share Purchase Agreement contains certain representations and warranties regarding Kleimar and indemnity obligations of the selling shareholders which are secured, in part, by bank guarantees (in an aggregate amount of $7,600,000) posted by the selling shareholders in favor of Navios. In addition, each of the selling shareholders agreed to certain non-competition and non-solicitation provisions and Hedimar N.V. (a company controlled by a selling shareholder Mr. Herman Luyten) received an extension to its management agreement with Kleimar pursuant to which the services of Mr. Herman Luyten will be made available as managing director of Kleimar.

Kleimar currently controls 12 vessels, of which it has ownership interests in three. One of the owned vessels will be sold as a result of the change in control. The long term chartered-in fleet consists of five capesize vessels, chartered-in at an average daily rate of $17,477, three panamaxes, chartered-in at an average daily rate of $12,109, and one handymax chartered-in at $7,950 per day. The average age of Kleimar’s controlled fleet is 3.0 years.

Kleimar also has purchase options on two capesize vessels, the Beaufiks (2004 built) and the Fantastiks (2005 built), exercisable for an average price of $35.7 million during the first quarter of 2008. These purchase options are substantially in-the-money based on current capesize valuations for forward deliveries.

The purchase of Kleimar was financed with existing cash on Navios’s balance sheet and Navios’s $120 million revolver credit facility with HSH Nordbank and Commerzbank AG. Navios expects that the resulting use of debt will be in line with Navios’s current leverage. In addition to the strategic value of Kleimar, Navios expects this transaction to be accretive to shareholders, both from a cash flow and earnings standpoint.

Navios is reconciling the financial statements of Kleimar, which were prepared in accordance with Belgian accounting standards, to United States generally accepted accounting principles. Any financial statements which must be reported will be made available within the next several weeks.

The Share Purchase Agreement is attached hereto as Exhibit 99.1 and the terms and provisions of such agreement, as well as the press release announcing the execution of the Share Purchase Agreement which is attached hereto as Exhibit 99.2, are incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936 and 333-129382.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: February 8, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Share Purchase Agreement dated February 2, 2007 between NAV Holdings Limited and Sea-Invest N.V., Ghent Coal Terminal N.V., G.I.M.V. N.V., Mr. Herman Luyten, as sellers and Frederic Staelens, as representative of sellers.
99.2	Press Release dated February 5, 2007